File No. 70-9533

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                -------------------------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 5 TO
                             APPLICATION-DECLARATION
                                   ON FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                -------------------------------------------------


SCANA CORPORATION                               PRIMESOUTH, INC.
SOUTH CAROLINA ELECTRIC & GAS COMPANY           PALMARK, INC.
SOUTH CAROLINA GENERATING COMPANY, INC.         PALMETTO LIME, LLC
SOUTH CAROLINA FUEL COMPANY, INC.               SCANA RESOURCES, INC.
SOUTH CAROLINA PIPELINE CORPORATION             SCANA DEVELOPMENT CORPORATION
SCG PIPELINE, INC.                              SCANA PETROLEUM RESOURCES, INC.
SCANA ENERGY MARKETING, INC.                    SCANA SERVICES, INC.
SCANA ENERGY TRADING, LLC                       PUBLIC SERVICE COMPANY OF NORTH
SCANA PUBLIC SERVICE COMPANY, LLC                  CAROLINA, INCORPORATED
S CANA PROPANE GAS, INC.                        CARDINAL PIPELINE COMPANY, LLC
SCANA PROPANE STORAGE, INC.                     PINE NEEDLE LNG COMPANY, LLC
SCANA COMMUNICATIONS, INC.                      CLEAN ENERGY ENTERPRISES, INC.
SERVICECARE, INC.                               1426 Main Street
                                                Columbia, South Carolina 29201

                 -----------------------------------------------
                  (Name of companies filing this statement and
                     address of principal executive offices)

                                SCANA CORPORATION
                 -----------------------------------------------
                 (Name of top registered holding company parent)

                                 Kevin B. Marsh
                                H. Thomas Arthur
                                SCANA CORPORATION
                                1426 Main Street
                         Columbia, South Carolina 29201

                -------------------------------------------------
                     (Name and address of agent for service)


            The Commission is requested to mail copies of all orders,
                         notices and communications to:

                              William S. Lamb, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019

     SCANA Corporation ("SCANA") (a holding company registered as such under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and the companies set forth on the cover page hereto (collectively, the "Applicants") hereby file this post-effective amendment to their application/declaration on Form U-1 relating to certain financing transactions (the "Application/Declaration") under the Act primarily in order to revise certain authorized financing amounts contained in the orders relating thereto, Holding Co. Act Release No. 27137 (February 14, 2000) and Holding Co. Act Release No. 27341 (January 31, 2001) (collectively, the "Financing Orders").

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

     The Financing Orders permitted, among other things, the issuance by PSNC of $150 million in long-term debt, subject to certain parameters set forth in section A below. The aggregate financing amount authorized in the Financing Orders is $3.55 billion.

     The Applicants hereby submit this Application/Declaration for the authorization and approval under sections 6(a), 7, 9(a), 10 and 12 of the Act and Rules 43, 45, 53 and 54 to increase their authorized aggregate financing amount to $3.85 billion from $3.55 billion by obtaining authorization for PSNC to issue an aggregate of $450 million in long-term debt (including the amount previously authorized) through February 11, 2003 (the "Authorization Period").

     The increase described herein reflects a more complete analysis of the financial needs of the SCANA system in light of current market developments. Any financing transactions undertaken pursuant to this authorization will remain subject to the safeguards provided by the financing parameters set forth in the Financing Orders and described in Section A below as well as the capitalization commitments set forth in the Holding Co. Act Release No. 27133 (Feb. 9, 2000) (the "Merger Order"). All other amounts authorized by the Financing Orders that are not specifically discussed herein shall remain unchanged.

     In addition, pursuant to the Financing Orders, SCANA is notifying the Commission that SCANA formed a nonutility subsidiary, SCG Pipeline, Inc., on April 10, 2001, and wishes to add SCG Pipeline, Inc. as a participant in the SCANA system Nonutility Money Pool. SCG Pipeline, Inc. qualifies as an energy-related company within the meaning of Rule 58(b)(ix). Information regarding SCANA's investment in SCG Pipeline, Inc. is included in quarterly U-9C-3 filings and information on any Nonutility Money Pool activity by SCG Pipeline, Inc. will be reported in quarterly U-6B-2 filings.

     A.   Parameters for Financing Orders

     The following general terms are applicable, where appropriate, to the financing transactions set forth herein:

          1.   Effective Cost of Money on Borrowings

     The effective cost of money on long-term debt borrowings occurring pursuant to the authorization granted under this Application/Declaration will not exceed 300 basis points over the comparable term U.S. Treasury securities.

          2.   Maturity of Debt

     The maturity of indebtedness will not exceed 50 years.

          3.   Issuance Expenses

     The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration will not exceed 5% of the principal or total amount of the security being issued.

          4.   Use of Proceeds

     The proceeds from the sale of securities authorized pursuant to this Application/Declaration will be used for general corporate purposes including
(i) the financing, in part, of the capital expenditures of PSNC (ii) the financing of working capital requirements of PSNC, (iii) the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by PSNC without the need for prior Commission approval, and (iv) other lawful purposes, including direct or indirect investment in companies authorized under the Merger U-1 and in Rule 58 companies. The Applicants represent that no such financing proceeds will be used to acquire a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

          5.   Equity Capitalizations

     As provided in the Financing Orders, SCANA represents that, at all times during the Authorization Period, its common equity (as reflected in its most recent 10-K or 10-Q filed with the Commission pursuant to the 1934 Act) as well as that of SCE&G and PSNC will be at least 30% of their respective consolidated capitalizations (common equity, preferred stock and debt (long and short-term)).

     B.   Description of Transaction

     Subject to the parameters above, as well as the other conditions set forth in the Financing Orders, the Applicants hereby request authorization for PSNC to issue up to $450 million in long-term debt securities during the Authorization Period. Such long-term debt securities would be comprised of medium-term notes under the indenture attached hereto as Exhibit B-1 or institutional debt. Any long-term debt security would have such designation, aggregate principal amount, maturity and interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as PSNC may determine at the time of issuance. PSNC will not issue any new long-term debt unless its outstanding long-term debt is rated "investment grade" by at least one nationally recognized statistical rating organization. This authorization is required because issuances of such securities by PSNC technically do not qualify for the exemption provided in Rule 52 of the Act. Pursuant to Rule 52, most securities issuances by public utility subsidiaries of registered holding companies, such as PSNC, are exempt from prior Commission approval provided, among other things, "the issue and sale of the security have been expressly authorized by the state commission of the state in which the subsidiary is organized and doing business". The Rule 52 exemption is designed to give effect to the Commission's belief that "registered holding company systems should have a greater ability to engage in routine financings without the regulatory burden of prior Commission authorization, and that this may be done without jeopardizing the interests the Act is designed to protect." (Holding Co. Act Release No. 26311 (June 20, 1995))

     The interests that the Act is designed to protect will not be jeopardized by these debt issuances despite the fact that they do not fit within the safe harbor of the Rule 52 exemption. PSNC is a public utility company franchised to serve a 28-county area in North Carolina, transporting, distributing and selling natural gas to approximately 362,000 residential, commercial and industrial customers in North Carolina. In accordance with the Amended and Restated Agreement and Plan of Merger among SCANA, PSNC, Merger Sub I and Merger Sub II and as set out in detail in the Merger Order, PSNC was merged with and into Merger Sub II, a South Carolina corporation, with Merger Sub II surviving as a wholly owned subsidiary of SCANA and changing its name to PSNC. Thus, PSNC is currently incorporated in the State of South Carolina although it conducts its gas distribution activities entirely within the State of North Carolina. Under South Carolina law, the South Carolina Public Service Commission (the "SCPSC") jurisdiction with respect to securities issuances is limited to utility companies operating in the State of South Carolina. Therefore, PSNC is unable to obtain authorization from the state in which it is organized since the SCPSC does not have any legislatively approved interest in such issuances. However, with respect to North Carolina, the only state in which PSNC operates as a utility and has ratepayers, PSNC has received and has filed with the Commission the North Carolina Utilities Commission (the "NCUC") orders authorizing the sale of $150 million and $300 million in long-term debt securities (See Exhibits D-1 and D-2).

     Attached as Annex A hereto is the pro forma capital structure of SCANA and PSNC taking into account the above amended financing request.

     C.   Certificates of Notification

     SCANA will include in the quarterly Rule 24 certificates that it is required to file pursuant to the Financing Order the amount and terms of any long-term debt issued by PSNC pursuant to the authorization sought hereunder as well as copies of any additional note or agreement executed and delivered pursuant thereto.

     D. Involvement of SCANA and its Affiliates with Exempt Wholesale Generators and Foreign Utility Companies

     Neither SCANA nor any subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO. Moreover, neither SCANA nor any of its subsidiaries is, or as a consequence of the proposed transactions will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction contract with any affiliated EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto. Rule 53(a) states that in determining whether to approve the issue or sale of a security by a registered holding company for the purposes of financing the acquisition of an EWG or issue a guarantee in favor of an EWG, the Commission shall not make a finding that such security is not reasonably adapted to the earning power of such company or to the security structure of such company or companies in the same holding company system, or that the circumstances are such as to constitute the making of such guarantee an improper risk, if certain conditions are met, including that the aggregate investment does not exceed 50 percent of the system's consolidated retained earnings. This Application/Declaration is not requesting authorization to issue a security for the purposes of financing the acquisition of an EWG nor is it requesting authority to issue a guarantee in favor of an EWG. Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than financing the acquisition of an EWG or issuing a guarantee in favor of an EWG or for other transactions by a registered holding company or subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53 (a), (b) and (c) are satisfied. Because SCANA does not have any direct or indirect subsidiaries that are EWGs or FUCOs, it is not requesting any relief under Rule 54 in this Application/Declaration. Finally, as stated above, SCANA and its subsidiaries currently have no investment in EWGs or FUCOs; it follows that the SCANA's aggregate investment in such entities is currently 0% of consolidated retained earnings.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of the Applicants which are expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:


     Legal fees...............................................        $10,000
     Miscellaneous............................................        $ 4,000
     Total....................................................        $14,000


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

     Sections 6(a), 7, 9(a), 10 and 12 of the Act and Rules 43 and 45 are considered applicable to the proposed transactions.

     To the extent that the proposed transaction is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

ITEM 4.  REGULATORY APPROVALS

     The NCUC has jurisdiction over issuances of securities by PSNC, other than the issuance of notes with a maturity of two years or less or renewals thereof for a six-year or shorter period.

     Other than as set forth in the foregoing paragraph, no state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Application-Declaration.

ITEM 5.  PROCEDURE

     The requisite notice under Rule 23 with respect to the filing of this Application-Declaration was issued and published on November 13, 2001, such notice specifying December 3, 2001 as the date by which comments may be entered and after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission.

     The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

     a)   Exhibits

            Exhibit No.                   Description of Exhibit

                 B-1 Indenture dated January 1, 1996 between PSNC and First Union National Bank of North Carolina, as Trustee, as supplemented by three Supplemental Indentures dated respectively as of January 1, 1996, December 15, 1996 and February 10, 2000 (Filed as Exhibits 4.08, 4.09,
                         4.10 and 4.11, respectively, to Registration Statement No. 333-45206 and incorporated by reference herein)

                 B-2 Fourth Supplemental Indenture dated as of February 12, 2001, to Indenture referred to in Exhibit B-1 (Filed as Exhibit 4.28 in Form 10-K for the year ended December 31, 2000 and incorporated by reference herein)

                 C-1 PSNC's Registration Statement No. 333-68516 filed with the Commission on August 28, 2001 and incorporated by reference herein

                 D-1 NCUC Order Regarding $150 million of PSNC Debt Issuance (previously filed)

                 D-2     NCUC Order Regarding $300 million of PSNC Debt Issuance

                 F-1     Opinion of Counsel

                 F-2 "Past Tense" Opinion of Counsel (to be filed by amendment).

                 G-1 SCANA's 10-K for the year ended December 31, 2000 filed with the Commission on March 27, 2001 and amended on April 27, 2001, May 2, 2001 and October 1, 2001 (File No. 1-8809) and incorporated by reference herein

                 G-2 SCANA's 10-Q for the period ended March 31, 2001 filed with the Commission on May 14, 2001 (File No. 1-8809) and incorporated by reference herein

                 G-3 SCANA's 10-Q for the period ended June 30, 2001 filed with the Commission on August 13, 2001 and amended on October 1, 2001 (File No. 1-8809) and incorporated by reference herein

                 G-4 SCANA's 10-Q for the period ended September 30, 2001 filed with the Commission on November 14, 2001 (File No. 1-8809) and incorporated by reference herein

                 H-1     Proposed Form of Notice (Previously filed)

     b)   Financial Statements

                  No.                Description of Financial Statements

                 FS-1 SCANA's Consolidated Condensed Balance Sheet as of December 31, 2000 (Filed with the Commission with SCANA's 10-K for the year ended December 31, 2000 (File No. 1-8809) and incorporated by reference herein).

                 FS-2 SCANA's Unaudited Pro Forma Condensed Consolidated Balance Sheets as of September 30, 2001

                 FS-3 SCANA's Consolidated Statement of Earnings for the year ended December 31, 2000 (Filed with the Commission with SCANA's 10-K for the year ended December 31, 2000 (File No. 1-8809) and incorporated by reference herein).

                 FS-4 SCANA's Unaudited Pro Forma Condensed Consolidated Statement of Earnings as of September 30, 2001

                 FS-5 Notes to SCANA's Unaudited Pro Forma Condensed Consolidated Financial Statements as of September 30, 2001

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application/Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:   December 18, 2001

                                           SCANA CORPORATION

                                           By:      /s/ H. Thomas Arthur
                                                   -----------------------------
                                           Name:   H. Thomas Arthur
                                           Title:  Senior Vice President and
                                                   General Counsel

                                     ANNEX A

                                SCANA Corporation
                   Historical and Pro Forma Capital Structure
                               September 30, 2001
                              (Dollar in Millions)

                                                              Maximum                  Additional                      % of Total
                                            % of Total       Financing                 Financing      Pro Forma      Capitalization
                                   Actual   Capitalization  Adjustments   Pro Forma   Adjustments    as adjusted       as adjusted
Common stock equity                $  2,131     36.9%        $   748 (1)   $ 2,879                     $  2,879            32.1%

Preferred stock equity             $    116      2.0%                      $   116                     $    116             1.3%

SCE&G Obligated Mandatorily        $     50      0.8%                      $    50                     $     50             0.6%
Redeemable Preferred Securities
of SCE&G's Subsidiary Trust I,
holding solely $50 million
principal amount of 7.55%
Junior Subordinated Debentures
of SCE&G, due 2027

Debt (long and short-term)         $  3,484     60.3%        $   800 (1)
                                                             $   450 (2)
                                                             $   281 (2)
                                                             $   200 (2)
                                                             $   400 (3)   $ 5,615
                                                                                        $   300 (4)    $  5,915            66.0%
-----------------------------------------------------------------------------------------------------------------------------------
                                   $  5,781    100.0%        $ 2,879       $ 8,660      $   300        $  8,960           100.0%
===================================================================================================================================


                Public Service Co of North Carolina, Incorporated
                   Historical and Pro Forma Capital Structure
                               September 30, 2001
                          (Dollar Amounts in Millions)

                                                              Maximum                  Additional                      % of Total
                                            % of Total       Financing                 Financing      Pro Forma      Capitalization
                                   Actual   Capitalization  Adjustments   Pro Forma   Adjustments    as adjusted       as adjusted
Common stock equity                $  706       70.2%                      $   706                     $    706            46.9%

Debt (long and short-term)         $  299       29.8%        $  200 (2)    $   499      $   300 (4)    $    799            53.1%
-----------------------------------------------------------------------------------------------------------------------------------
Total                              $1,005      100.0%        $  200        $ 1,205      $   300        $  1,505           100.0%
===================================================================================================================================


See Notes to Historical and Pro Forma Capital Structure.

               NOTES TO HISTORICAL AND PRO FORMA CAPITAL STRUCTURE


1. To record increased capitalization of $1,548 million ($800 debt and $748 million of common stock) to reflect the maximum amount originally authorized by the PUHCA order of February 2000 and amended by the PUHCA order of January 2001, computed as follows, assuming issue costs of 5%.

                      Current financing authority               $ 2,450 million
                      Debt issued to finance acquisition            700 million
                      Debt issued for other purposes                202 million
                                                                -------------
                      Remaining financing authority             $ 1,548 million
                                                                =============


2. To record increased short-term debt to reflect the maximum amount originally authorized by the PUHCA order of February 2000 and amended by the PUHCA order of January 2001, computed as follows:

                                                                   SCANA               SCE&G              PSNC
                      Current financing authority              $  450 million       $ 300 million     $ 200 million
                      Debt issued                                   0 million          19 million         0 million
                                                                -----------         -----------        ----------
                      Remaining financing authority            $  450 million       $ 281 million     $ 200 million
                                                                ===========         ===========        ==========

3. To record issuance of long-term debt of $400 million by SCE&G as approved by the South Carolina Public Service Commission. Issuance costs were computed using 5%.

4. To record increased long-term debt to reflect the authorization requested in this U-1 amendment, computed as follows, assuming issue costs of 5%:

                      Current financing authority              $  150 million
                      Debt issued                                 150 million
                                                                 -----------
                      Remaining available financing authority  $    - million
                                                                 ===========

                      Current financing authority              $  150 million
                      Additional authority requested              300 million
                                                                 -----------
                      Authority if request approved            $  450 million
                                                                 ===========

                      Remaining available financing authority
                      if request approved                      $  300 million
                                                                 ===========